NEXTEST SYSTEMS CORPORATION

1901 Monterey Road

San Jose, California 95112

March 17, 2005

BY FACSIMILE AND

EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. Tim Buchmiller

Re:	Nextest Systems Corporation
Registration Statement on Form S-1 (Registration Number 333-130100)

Dear Mr. Buchmiller:

Nextest Systems Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement effective as of 2:00 p.m., Eastern Standard Time on March 21, 2006, or as soon thereafter as possible.

The Company also requests that the Registration Statement on Form 8-A filed with the Commission on March 20, 2006 be declared effective concurrently with the above-captioned Registration Statement.

In connection with the above-captioned Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact me at (408) 817-7315.

Sincerely,

Nextest Systems Corporation

/s/ A. John Miller II
A. John Miller II Corporate Controller

cc:	Mr. Robin Adler (Nextest Systems Corporation)
Mr. Randall B. Schai (Heller Ehrman llp)
Mr. Justin L. Bastian (Morrison & Foerster LLP)